126 East King Street Lancaster, PA 17602 Tel (717) 299-5201 Fax (717) 291-4660 www.barley.com	Kimberly J. Decker, Esquire Direct Dial Number: (717) 399-1506 E-mail: kdecker@barley.com

June 24, 2019

Sara von Althann, Staff Attorney

Via Edgar

Re:	Noble Advisors, LLC Post-qualification Amendment No. 1 to Offering Statement on Form 1-A Filed June 7, 2019 File No. 024-10776

Dear Ms. von Althann:

This letter responds to your comment letter, dated June 20, 2019 regarding the above referenced filing.

1-A POS Filed June 7, 2019

General

1.

Please revise Item 4 of Part I to clarify the portion of the aggregate offering price attributable to all the securities sold pursuant to Regulation A within the preceding 12 months and the portion of the aggregate offering price attributable to notes being offered by this post-qualification amendment. Additionally, please revise the cover page of your offering circular and elsewhere, as appropriate, to disclose the aggregate value of notes you are currently offering.

We have revised Item 4 and the cover page of the Form 1-A POS to disclose the aggregate value of notes currently being offered.

Gregory K. Millen

Noble Advisors, LLC

June 24, 2019

2.

We note section 12.8 of your Amended and Restated Operating Agreement contains a mandatory arbitration provision, and section 15(a) of each of your Subordinated Promissory Notes contains a jury trial waiver. Please revise your offering statement to:

•	Further describe the mandatory arbitration provision and the jury trial provisions, including how each such provision will impact your investors;

•	Describe any questions as to enforceability of each such provision under federal and state law;

•	Clarify whether each of these provisions applies to claims under the federal securities laws and whether each such provision applies to claims other than in connection with this offering;

•

To the extent any of these provisions applies to federal securities law claims, please revise the disclosure to state that, by agreeing to such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and

•	Clarify whether purchasers of interests in a secondary transaction would be subject to each of these provisions.

We respectfully suggest that the disclosures requested with respect to the company’s operating agreement and the arbitration condition contained therein are not applicable to the Notes and, as a result, are not relevant disclosure in the context of this offering; the holders of Notes are not parties to, nor subject to, the terms and conditions of the operating agreement. The operating agreement was filed as an exhibit solely because it is a required exhibit and not because it is applicable to the offering, the Notes or investors in Notes.

With respect to the waiver of jury trial provided for by the Notes, we have added the following disclosure to our offering memorandum on page 16:

Investors will not be entitled to a jury trial with respect to claims, which could result in less favorable outcomes to the plaintiffs of any such action.

        The Notes provide that for any dispute, the Investor has waived his right to a jury trial for any claim, including any claim arising under federal securities laws. This will require that all disputes be heard by a judge or arbitrator. Without this provision, Investors would have a constitutional right to have any dispute tried before a jury. If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the Company’s knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated

Gregory K. Millen

Noble Advisors, LLC

June 24, 2019

by a federal court. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. Investors should consult legal counsel regarding the jury waiver provision. By accepting this provision, Investors are not deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder. This provision will apply to purchasers of interest in a secondary transaction.

3.

We note that section 15(b) of each of your Subordinated Promissory Notes contains a provision stating that “Borrower and Payee each hereby . . . [a]gree for the purpose of any suit, action or proceeding arising out of or relating to this Note or the other loan documents referred to herein or given by Borrower to Payee for the loan evidenced by this Note, Borrower and Payee hereby irrevocably consent and submit to the exclusive jurisdiction and venue of the Court of Common Pleas of Lancaster County, Pennsylvania.” We further note your disclosure regarding this provision on page 16 of your offering circular. Please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and to disclose that, by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

We have added the requested disclosure regarding the forum selection clause contained in the Notes to the existing page 16 disclosures as follows:

The exclusive venue provision is broadly drafted and intended to apply to all types of claims that a holder of a Note may assert, which could include federal securities law claims relating to the Notes. However, Section 27 of the Securities Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. There is uncertainty as to whether a court would enforce this provision. By agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Gregory K. Millen

Noble Advisors, LLC

June 24, 2019

We hereby request that you qualifying the above referenced offering statement at your earliest opportunity, and by close of business on June 28, 2019 at the latest. There is no participant in this offering who are required to clear its compensation arrangements with FINRA.

Please contact the undersigned with any questions.

Sincerely,

/s/ Kimberly J. Decker
Kimberly J. Decker

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